

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 4, 2018

<u>Via E-Mail</u>
Douglas A. Fell
Chief Financial Officer
Lancaster Colony Corp.
380 Polaris Parkway
Westerville, Ohio 43082

  Re: Lancaster Colony Corp.
     Form 10-K for the Fiscal Year Ended June 30, 2017
     Filed August 24, 2017
     File No. 000-04065

Dear Mr. Fell:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ John Reynolds

         John Reynolds
         Assistant Director
         Office of Natural Resources